SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 16)

        Old Stone Corporation
                        (Name of Issuer)

              Common Stock, par value $1.00 per share
          Cumulative Voting Convertible Preferred Stock,
              Series B, par value $1.00 per share
                   (Title of class of securities)

    680293107
    680293305
                         (CUSIP Number)

William A. Ackman, Manager   With a copy to:
Manticore Properties, LLC   Morris Orens, Esq.
110 East 42nd Street, 18th Floor          Shereff, Friedman, Hoffman &
New York, New York  10017                 Goodman, LLP
       919 Third Avenue
(212) 286-0300      New York, New York 10022
(212) 758-9500
   (Name, address and telephone number of person authorized to receive notices and communications)

                        August 04, 2000
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 680293107                             Page 2 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Manticore Properties, L.L.C. (133974831)

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,606,488 Common Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          1,606,488 Common Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,606,488 Common Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    18.79%

     14        TYPE OF REPORTING PERSON*
                    OO

                          SCHEDULE 13D

CUSIP No. 680293305                             Page 3 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Manticore Properties, L.L.C. (133974831)

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            299,016 Preferred Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          299,016 Preferred Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     299,016 Preferred Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    28.56%

     14        TYPE OF REPORTING PERSON*

                          SCHEDULE 13D

CUSIP No. 680293107                             Page 4 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.(133700768)

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            490,756 Common Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,606,488 Common Shares
                9   SOLE DISPOSITIVE POWER
  REPORTING          490,756 Common Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,606,488 Common Shares

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     2,097,245 Common Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    24.51%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 680293305                             Page 5 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Gotham Partners, L.P.(133700768)

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            11,600 Preferred Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        299,016 Preferred Shares
                9   SOLE DISPOSITIVE POWER
  REPORTING          11,600 Preferred Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     299,016 Preferred Shares

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     310,616 Preferred Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    29.67%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 680293107                             Page 6 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners III, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            51,841 Common Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,606,488 Common Shares
                9   SOLE DISPOSITIVE POWER
  REPORTING          51,841 Common Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,606,488 Common Shares

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,658,329 Common Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    19.39%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 680293305                                 Page 7 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners III, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            3,750 Preferred Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        299,016 Preferred Shares
                9   SOLE DISPOSITIVE POWER
  REPORTING          3,750 Preferred Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     299,016 Preferred Shares

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    302,766 Preferred Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     28.92%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 680293107                                 Page 8 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES           820,858 Common Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING         820,858 Common Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    820,858 Common Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     9.70%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

SCHEDULE 13D

CUSIP No. 680293305                                 Page 9 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES           166,664 Preferred Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING    166,664 Preferred Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
           166,664 Preferred Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     15.92%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

SCHEDULE 13D

CUSIP No. 680293107                             Page 10 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Holdings II, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,606,488 Common Shares
                9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,606,488 Common Shares

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,606,488 Common Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    18.79%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 680293305                                 Page 11 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Gotham Holdings II, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        299,016 Preferred Shares
                9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     299,016 Preferred Shares

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    299,016 Preferred Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     28.56%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 680293107                             Page 12 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Holdings III, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            83,748 Common Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH
                9   SOLE DISPOSITIVE POWER
  REPORTING          83,748 Common Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     83,748 Common Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    1.00%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 680293305                                 Page 13 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Holdings III, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            18,184 Preferred Shares

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH
                9   SOLE DISPOSITIVE POWER
  REPORTING          18,184 Preferred Shares
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER


     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    18,184 Preferred Shares

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     1.74%

     14        TYPE OF REPORTING PERSON*
                    PN

                                                           Page 14 of 17 Pages

  SCHEDULE 13D

This Amendment No. 16 amends and supplements the Statement on
Schedule 13D, as previously amended (this "Statement"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), Gotham Partners II, L.P., a New York limited partnership ("Gotham II"), Gotham Partners III, L.P., a New York limited partnership ("Gotham III"), together the ("Funds") and Manticore Properties, LLC, a Delaware limited liability company (the "Purchaser"), wholly-owned by Gotham, Gotham II, Gotham III and Gotham International Advisors, a Delaware limited liability company ("Gotham Advisors"), relating to the beneficial ownership of shares of Common Stock, par value $1.00 per share (the "Common Shares") and shares of Cumulative Voting Convertible Preferred Stock, Series B, par value $1.00 per share (the "Preferred Shares" and together with the Common Shares, the "Shares") of Old Stone Corporation, a Rhode Island corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Statement.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.


Item 2 is hereby amended by adding the following information

Item 2. Identity and Background

This Statement is being filed by Gotham with respect to shares directly owned by it and indirectly owned by it through the Purchaser, Gotham III with respect to shares directly owned by it and indirectly owned by it through the Purchaser, and Gotham Advisors with respect to shares owned by Gotham International. Gotham Holdings II, L.L.C. ("Holdings II") with respect to shares indirectly owned by it through the Purchaser. Gotham Holdings III, L.L.C. ("Holdings III") with respect to shares directly owned by it. The Purchaser, Gotham, Gotham III, Gotham Advisors, Holdings II and Holdings III are together the "Reporting Persons".

Effective July 1, 1998, Gotham converted to a Section 3(c)(7) exempt entity from a Section 3(c)(1) exempt entity under the Investment Company Act of 1940, as recently amended (the "Act"). Gotham III was created in connection with Gotham's conversion in order to provide an investment entity for those limited partners of Gotham who did not meet the definition of a "qualified purchaser" set forth in Section 2(a)(51) of the Act. Only "qualified purchasers" may invest in Section 3(c)(7) exempt entities. Gotham distributed approximately 1.09% of its assets and liabilities to withdrawing limited partners, who contributed such assets and liabilities to Gotham III in return for limited partnership interests therein.

Effective October 1, 1998, Gotham II was dissolved. In connection with its dissolution, Gotham II distributed all of its assets and liabilities to withdrawing limited partners. The withdrawing limited partners, who are qualified purchasers, contributed such assets and liabilities to Gotham in return for limited partnership interest therein. A withdrawing limited partner who is not a qualified purchaser, contributed such assets and liabilities to Gotham III in return for a limited partnership interest therein.

On February 17, 2000, Gotham distributed 190,766 common shares and 33,126 preferred shares to a limited partner of Gotham, in connection with such limited partner's withdrawal from Gotham. The common shares and preferred shares had a deemed value of $2.75 and $15.375 per share, respectively, as of January 1, 2000, the effective date of the withdrawal of such limited partner. Subsequently, an affiliate of such limited partner recontributed an identical number of common and preferred shares to Holdings II in consideration of an ownership interest in Holdings II.

On February 17, 2000, Gotham International distributed 71,625 common shares and 18,184 preferred shares to a shareholder of Gotham International, in connection with such shareholder's redemption of its shares from Gotham International. The common shares and preferred shares had a deemed value of $2.75 and $15.375 per share, respectively, as of January 1, 2000, the effective date of such redemption. Subsequently, such shareholder recontributed an identical number of common and preferred shares to Holdings III in consideration of an ownership interest in Holdings III.


Each of Gotham and Gotham III was formed to engage in the buying and selling of securities for investment for its own account. Each of Gotham Advisors and Gotham Holdings Management LLC, a Delaware limited liability company ("Gotham Management") was formed for the purpose of providing a full range of investment advisory services, including acting as the investment manager of one or more investment funds or other similar entities, including Gotham International and Holdings II and Holdings III, respectively.

Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham and Gotham III. Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section H. Karenina is wholly owned by Mr. William A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Gotham Management is the manager of Holdings II and Holdings III. Pursuant to an investment management agreement (the "Investment Management Agreement"), Gotham Advisors has the power to vote and dispose of the shares of Common Stock held for the account of Gotham International and, accordingly, may be deemed the "beneficial owner" of such shares. Messrs. Ackman and Berkowitz are the Senior Managing Members of Gotham Advisors and Gotham Management.

                                                          Page 15 of 17 Pages

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

The aggregate purchase price of the Common Stock and Preferred Srock purchased by Gotham and Gotham III was $227,456 and $22,119, respectively. All of the funds required for these purchases were obtained from the general funds of Gotham and Gotham III, respectively.



Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following:

Based on the Company's Post-Effective Amendment No. 1 to the
Registration Statement on Form S-8 (Reg. No. 33-21440), dated January 26, 1989, the Preferred Shares are convertible at the option of the holder for a period of twenty years after February 20, 1981 on the basis of one and one-third Common Shares for each two Preferred Shares during the first five years and thereafter are convertible on the basis of one and one-third Common Shares for that number of Preferred Shares determined by dividing the per share book value of the Common Shares as defined in the resolution creating the Preferred Shares by $20.00 but in no event will the number of Preferred Shares exchanged for one and one-third Common Shares be less than two shares.

On the basis of the foregoing, the Preferred Shares held by the Reporting Persons are convertible into Common Shares on the basis of two Preferred Shares for each one and one-third Common Share. Accordingly, the 299,016 Preferred Shares owned by the Purchaser are convertible into 199,344 Common Shares, the 11,600 Preferred Shares owned by Gotham are convertible into 7,733 Common Shares, the 3,750 Preferred Shares owned by Gotham III are convertible into 2,500 Common Shares and the 166,664 Preferred Shares owned by Gotham International are convertible into 111,109 Common Shares and the 18,184 Preferred Shares owned by Holdings III are convertible into 12,123 Common Shares.

The Purchaser beneficially owns 1,606,488 Common Shares (including the 199,344 Common Shares into which the Preferred Shares owned by the Purchaser are convertible) or 18.79% of the outstanding Common Shares (which would be outstanding following such conversion) and 299,016 or 28.56% of the outstanding Preferred Shares. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares is held by the Purchaser. Gotham, Gotham III and Holdings II have shared power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares as described below.

Gotham beneficially owns an aggregate of 2,097,245 or 24.51% of the outstanding Common Shares, of which (i) 490,756 Common Shares are directly owned by Gotham (including the 7,733 Common Shares into which the Preferred Shares owned by the Gotham are convertible), and (ii) 1,606,488 Common Shares are indirectly owned by Gotham through the Purchaser. Gotham beneficially owns an aggregate of 310,616 or 29.67% of the outstanding Preferred Shares, of which (i) 11,600 Preferred Shares are directly owned by Gotham, and (ii) 299,016 Preferred Shares are indirectly owned by Gotham through the Purchaser. Gotham III beneficially owns an aggregate of 1,658,329 or 19.39% of the outstanding Common Shares, of which (i) 51,841 Common Shares are directly owned by Gotham III (including 2,500 Common Shares into which the Preferred Shares owned by the Gotham III are convertible), and (ii) 1,606,488 Common Shares are indirectly owned by Gotham III through the Purchaser. Gotham III beneficially owns an aggregate of 302,766 or 28.92% of the outstanding Preferred Shares, of which (i) 3,750 Preferred Shares are directly owned by Gotham III, and (ii) 299,016 Preferred Shares are indirectly owned by Gotham III through the Purchaser.

   Page 16 of 17 Pages

Gotham International owns 820,858 Common Shares (including the
111,109 Common Shares into which the Preferred Shares owned by Gotham International are convertible) or 9.70% of the outstanding Common Shares (which would be outstanding following such conversion) and 166,664 Preferred Shares or 15.92% of the outstanding Preferred Shares. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of such Shares is held by Gotham Advisors.

Holdings II beneficially owns an aggregate of 1,606,488 or 18.79% of the outstanding Common Shares, which are indirectly owned by Holdings II through the Purchaser. Holdings II beneficially owns an aggregate of 299,016 or 28.56% of the outstanding Preferred Shares, which are indirectly owned by Holdings II through the Purchaser.

Holdings III owns 83,748 Common Shares (including the 12,123
Common Shares into which the Preferred Shares owned by Gotham International are convertible) or 1.00% of the outstanding Common Shares (which would be outstanding following such conversion) and 18,184 Preferred Shares or 1.74% of the outstanding Preferred Shares. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of such Shares is held by Gotham Management.


The number of shares beneficially owned by each of the Reporting
Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 8,297,046 outstanding Common Shares and 1,046,914 outstanding Preferred Shares of the Issuer as of March 31, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2000.

(b) Pursuant to the Investment Management Agreement, Gotham
Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International.

             c) The tables below set forth information with respect to all purchases of Shares by the Purchaser, Gotham, Gotham III, Gotham
International, Holdings II and Holdings III during the last sixty days. In each case, the transactions were effected through open-market purchases.

Date         Shares Purchased         Price per Share

Common Stock

Gotham

06/08/00            2,000                 1.5725
06/09/00            1,500                 1.5725
06/15/00           20,000                 1.5500
06/28/00            3,500                 1.5800
08/02/00            4,000                 1.5925
08/03/00            1,500                 1.5625
08/04/00            3,000                 1.5625
08/04/00           25,000                 1.5300
08/08/00           25,000                 1.5312

Gotham III

06/15/00            5,000                 1.5500

Preferred Stock

Gotham
07/26/00            1,100                 7.5625


Gotham III

08/04/00            3,000                 9.0000







 Except as described above, none of the Purchaser, Gotham, Gotham
III, Gotham International, Gotham Advisors, Holdings II, Holdings III, Section H, Gotham Management, DPB, Karenina, Mr. Ackman or Mr. Berkowitz has affected any transactions in the securities of the Company during the last sixty days.

(d) and (e).   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by the following:

None of the Purchaser, Gotham, Gotham III, Gotham International,
Gotham Advisors, Holdings II, Holdings III, Section H, Gotham Management, DPB, Karenina, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees or profits, divisions of profit or leases or the giving or withholding of proxies.

                                                       Page 17 of 17 Pages





After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 04, 2000

                              MANTICORE PROPERTIES, LLC

                              By: /s/ William A. Ackman
                              Name:  William A. Ackman
                              Title:    Manager

                              GOTHAM PARTNERS, L.P.

                                By:  Section H Partners, L.P.,
                                         its general partner

                                By: Karenina Corporation
                                        a general partner of Section H
                                        Partners, L.P.

                                By: /s/ William A. Ackman
                                Name: William A. Ackman
                                Title: President

                              GOTHAM PARTNERS III, L.P.

                               By:  Section H Partners, L.P.,
                                      its general partner

                               By: Karenina Corporation
                                      a general partner of Section H
                                      Partners, L.P.

                               By: /s/ William A. Ackman
                               Name:  William A. Ackman
                               Title: President

                              GOTHAM INTERNATIONAL ADVISORS, L.L.C.

                              By:  /s/ William A. Ackman
                              Name:  William A. Ackman
                              Title: Senior Managing Member

                              GOTHAM HOLDINGS II, L.L.C.

                                    By: Gotham Holdings Management LLC,
                                      the Manager


                                    By: /s/ William A. Ackman
                                        William A. Ackman
                                        Senior Managing Member

                                    GOTHAM HOLDINGS III, L.L.C.

                                    By: Gotham Holdings Management LLC,
                                      the Manager


                                    By: /s/ William A. Ackman
                                        William A. Ackman
                                        Senior Managing Member

Exhibit Index

Exhibit No.    Description

Exhibit 1*    Agreement,dated November 14, 1997,
among Manticore Properties, LLC,
Gotham Partners, L.P. and
Gotham Partners II, L.P.

Exhibit 2*    Agreement of Joint Filing

Exhibit 3*    Agreement of Joint Filing

_________________
* Previously filed.